Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Thousands)
Earnings:
Income before income taxes	$571,904	$548,101	$438,385	$325,037	$249,041
Minus: equity income of unconsolidated entities	(22,171)	(9,898)	(2,367)	—	—
Plus: Fixed charges	42,190	27,181	27,821	13,629	1,687
Minus: Capitalized interest	(4,120)	(9,403)	(5,642)	(2,258)	(442)
Total earnings	$587,803	$555,981	$458,197	$336,408	$250,286

Fixed charges:
Net interest expense	$36,181	$16,766	$21,345	$10,871	$829
Plus: Capitalized interest	4,120	9,403	5,642	2,258	442
Plus: Estimated interest component of rental expense	1,889	1,012	834	500	416
Total fixed charges	$42,190	$27,181	$27,821	$13,629	$1,687

Ratio of earnings to fixed charges	13.9x	20.5x	16.5x	24.7x	148.4x

(1)
Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges and minus (iv) capitalized interest (including allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) net interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.